24-10324





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SOFT LANDING LABS, LTD.

(Exact name of issuer specified in its charter)

State of Illinois

(State or other jurisdiction of incorporation or organization)

1S224 Summit Avenue, No. 310, Oak Brook Terrace, Illinois 60181
(630) 690-7370

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Tracy Firm, Ltd., 800 W. Fifth Ave., Suite 201A, Naperville, IL 60563
(888) 611.7716

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8071

(Primary Standard Industrial Classification Code Number)

27-0477825

(I.R.S. Employer Identification Number)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

Signed this 13th Day of July, 2012

SOFT LANDING LABS, LTD.

By: Dr. Abdel Fahmy
Its: President and Director

By: Dr. Abdel Fahmy
Its: Secretary

**FACSIMILE TRANSMITTAL SHEET**

| TO: | FROM: |
|---|---|
| Soft Landing Labs | The Tracy Firm, Ltd. |
| FAX NUMBER: 17038136963 | DATE: Jul 13, 2012 |
| RE: | TOTAL NO. OF PAGES INCLUDING COVER: 4 |

URGENT FOR REVIEW PLEASE COMMENT PLEASE REPLY INFORMATIONAL

NOTES/COMMENTS:

THE TRACY FIRM, LTD.
ATTORNEY AT LAW

888.611.7716 tel.
630.689.9471 fax
at@tracyfirm.com
www.tracyfirm.com

Received SEC
JUL 13 2012
Washington, DC 20549

July 13, 2012

Via Fax 703-813-6963
Mr. Rory Regen
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

*RE: Soft Landing Labs, Ltd., Form 1/A*

Dear Mr. Regan,

Attached you will find an amended Cover Page containing the requisite legends. Please let me know if you have any questions. Thank you for your time and consideration.

Yours very truly,

Adam S. Tracy

Adam S. Tracy, Esq.

Main Office: 800 W. Fifth Ave., Suite 201A - Naperville, IL 60563

22 W. Washington St., Suite 1500
Chicago, IL 60602

350 S. Northwest HWY, Suite 200
Park Ridge, IL 60068

One Northbrook place, Suite 200
Northbrook, IL 60062

100 E. Illinois St., Suite 200
Saint Charles, IL 60174

1821 Walden Square, 4th Floor
Schaumburg, IL 60173

15255 S. 94th Ave. 5th Floor
Orland Park, IL 60462

352 W. State Street
Sycamore, IL 60178

956 Brook Forest Ave
Shorewood, IL 60404

333 West Bethalto Drive
Bethalto, Illinois 62010